Exhibit 10.3

201 Isabella Street Pittsburgh, PA 15212

March 4, 2026

Jonathan Arena
Via email

Dear Jon,

On behalf of Howmet Aerospace, I am pleased to offer you the position of Executive Vice President, Chief Legal and Compliance Officer and Secretary, reporting to John Plant, Chairman & CEO, based in Pittsburgh, PA. Our Pittsburgh office currently operates on a hybrid schedule, and you will be expected to work from the office on at least Mondays, Wednesdays, and Thursdays, and any other additional weekdays as may be required.

The total compensation package, subject to approval by the Compensation and Benefits Committee of the Board of Directors, includes annual base salary and substantial additional long-term compensation opportunities as summarized below.

Salary:
Your annual base salary will be $600,000 paid on a monthly basis in accordance with the Company’s normal payroll practices, and subject to all applicable taxes and withholdings. Salary reviews typically take place on an annual basis with increases effective March 1st.

Incentive Compensation:
You will be eligible for target annual Incentive Compensation of 100% of your base salary, or $600,000 for a full year, if targets are met. Actual payouts could be higher or lower than target depending on individual and business performance. Your incentive compensation for 2026 will be based on your actual base salary paid in 2026.

Sign-On Cash Payments:
You will receive a sign-on cash bonus with a total value of $400,000 as soon as administratively feasible after your start date, less any applicable tax withholding. Should you voluntarily terminate your employment with Howmet for any reason in the first 24 months after your start date, you agree to reimburse the company for your sign-on cash payment.

Annual Equity Awards:
Each year you will be eligible for an annual equity award, typically granted in February, based on the guidelines for executives at your level. Your grant will be subject to the provisions of the Howmet Stock Incentive Plan at the time of grant. The design of the program is reviewed each year and is subject to change.

For your 2026 annual award, you will receive an equity award with a grant date value of $1,000,000 granted, with the grant date set as soon as administratively feasible after your start date. The award will be granted as 40% time-vested restricted stock units and 60% performance-based restricted stock units. The award will vest on February 17, 2029, which is three years after the grant date used for the Company’s 2026 annual grant. The performance-based restricted stock units will be paid out under the same performance criteria used for the Company’s 2026 annual equity awards.

Sign-On Equity Award
You will receive a special one-time sign-on equity award with a grant date value of $500,000, with the grant date set as soon as administratively feasible after your start date. The award will be granted in the form of time-vested restricted stock units that vest 50% one year from the date of grant and 50% two years from the date of grant.

Equity Ownership Requirements:

Consistent with Company’s efforts to align the interests of its senior leadership with the interests of shareholders, the Company has adopted equity ownership requirements for senior executives. You will be subject to these requirements, currently 3.0 times base salary for executives at your level, during your employment with the Company. Until equity ownership requirements are met, you are required to retain 50% of shares acquired upon vesting of restricted stock units and performance-based restricted stock units or upon exercise of stock options, after deducting those used to pay for applicable taxes and/or the exercise price.

Benefits:
You will be eligible to participate in all Howmet employee benefit plans offered at your location, including health care, life insurance, and disability coverage. Details of these plans will be sent to you separately.

Retirement Savings Plan:
Howmet offers a tax qualified 401(k) savings plan and a non-qualified deferred compensation plan to help you save toward retirement. Details will be sent to you separately and are subject to plan terms and conditions. Current company contributions are:
•3% of your base salary and incentive compensation, and
•a match of your deferred pre-tax savings dollar-for-dollar up to 6% of your base pay.

Severance:
You will be designated as a Tier II Employee under the Company’s Executive Severance Plan and the Company’s Change in Control Severance Plan, subject to approval by the Compensation and Benefits Committee. Your participation in such plans is subject to the terms and conditions of such plans as in effect from time to time.

Transfer and Relocation:
Howmet provides a Transfer and Relocation Plan to help facilitate your move to Pittsburgh, PA. Should you voluntarily elect to leave Howmet in the first 24 months of employment, you agree to reimburse the company for the cost incurred for the Transfer and Relocation Plan. You will have 12 months from date of hire to take advantage of this benefit. Details of this Plan will be sent to you separately.

Vacation:
You will be eligible for 4 weeks of paid vacation per year, in addition to company-recognized holidays.

This offer is contingent upon the following conditions:

Having successfully completed a pre-employment drug screen. You will need to present a photo ID at the time of your screening.
Providing authorization and release for Howmet to conduct a comprehensive review of your background, the result of which is satisfactory to Howmet. The authorization and release will also be valid for subsequent reports during your period of employment with Howmet.
Providing us with documentation in the original form establishing both your identity and your employment eligibility in the U.S.
Signing the attached Confidentiality, Non-Competition, and Non-Solicitation Agreement

We believe that you have the leadership competencies and experience to make a significant contribution to the success of our company. We look forward to your positive contributions to our future. To accept our offer, please sign and date the bottom of this letter and return it to me. If you have any questions, please feel free to call me.

I look forward to hearing from you soon, and I hope to have the opportunity to officially welcome you to Howmet!

Best regards,

/s/ Neil Marchuk
Neil Marchuk
Executive Vice President & Chief Administrative Officer

CC: John Plant, Chairman & Chief Executive Officer

I, Jon Arena, am pleased to accept your offer of employment dated March 4, 2026, for the position of Executive Vice President, Chief Legal and Compliance Officer and Secretary on the terms detailed in the offer letter.

I would like my start date with Howmet to be: _____4/13/2026______ and will fulfill the foregoing conditions before then.

Accepted by:                         Date:

/s/ Jon Arena_______________________________        3/5/2026_______________
Jon Arena